UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

CIDARA THERAPEUTICS, INC.

(Name of Subject Company — Issuer)

CAYMUS PURCHASER, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

Series A Convertible Voting Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Sebastian L. Fain

Gibson, Dunn & Crutcher LLP

200 Park Avenue New York, NY 10166

(212) 351-4035

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 5, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Caymus Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), Parent and Merck & Co., Inc., a New Jersey corporation (“Merck”). The Schedule TO relates to the offer by Purchaser to acquire (i) all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), for $221.50 per Common Share, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares”) of Cidara for $15,505.00 per Series A Share, in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Except as otherwise set forth in this Amendment No. 1, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1. The second paragraph on page 19 of the Offer to Purchase in the section titled “Introduction” is hereby amended and restated in its entirety to read as follows:

Assuming no additional Shares are issued prior to the Expiration Date and based on the Shares outstanding as of December 3, 2025, we anticipate that the Minimum Condition would be satisfied if approximately 18,900,605 (which represents the majority of the Common Shares and Series A Shares on an as-converted basis) Common Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), including Common Shares and Series A Shares tendered pursuant to the Tender and Support Agreements.

2. A new paragraph is hereby inserted as a new penultimate paragraph on page 31 of the Offer to Purchase in “-Section 9-Certain Information Concerning Parent and Purchaser” to read as follows:

As of December 12, 2025, neither Purchaser, Parent, Merck nor any of their respective executive officers and directors beneficially owned any Shares. No transactions with respect to the Shares have been effected by Purchaser, Parent, Merck, or, to the knowledge of Purchaser, Parent, or Merck after making reasonable inquiry, any of their respective directors or executive officers, during the 60 days prior to the date of this Offer to Purchase.

3. The final paragraph on page 31 of the Offer to Purchase in “-Section 9-Certain Information Concerning Parent and Purchaser” is hereby amended and restated in its entirety to read as follows:

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

4. The second sentence of the first full paragraph on page 61 of the Offer to Purchase in “-Section 15-Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement, which are described in more detail under the heading “Extensions of the Offer” in “-Section 13-The Transaction Documents.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CAYMUS PURCHASER, INC.

	By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

MERCK & CO., INC.

	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development

Date: December 17, 2025	MERCK SHARP & DOHME LLC

	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development